UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Adopted 2024 Share Incentive Plan

The board of directors of TCTM Kids IT Education Inc. (“TCTM” or the “Company”) and the compensation committee of the board of directors of the Company have approved and authorized the adoption of its 2024 Share Incentive Plan (the “2024 Plan”). The 2024 Plan will become effective on February 28, 2024 and will continue in effect for a term of ten years. Under the 2024 Plan, the maximum aggregate number of shares of the Company available for granting of awards shall be 3,500,000 Class A ordinary shares (including those represented by American depositary shares).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM KIDS IT EDUCATION INC.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: February 28, 2024

EXHIBIT INDEX

Exhibit 99.1 – 2024 Share Incentive Plan